Exhibit 99.1

On November 4, 2004, the reporting person entered into a Stock Purchase Agreement with UBS Securities LLC (the "Broker"). The Stock Purchase Agreement constitutes a preliminary agreement that becomes effective upon the execution of a pricing schedule setting forth the terms and conditions of the sale of securities by the reporting person to the Broker.

Pursuant to an executed pricing schedule dated November 10, 2004, which constitutes a forward sale contract, (a) on November 12, 2004, the Broker paid the reporting person $16,021,876.25, which amount represents the product of 200,000 (the number of shares of Meritage Homes Corporation common stock sold short by the Broker during the initial hedging period, i.e., the "Base Amount") and $80.10938 (which represents 88.85% of $90.1625 (the "Initial Share Price", which is the volume weighted average of the per share prices of the shares of common stock sold short during the initial hedging period)) and (b) within three business days following January 12, 2007, the reporting person is obligated to deliver to the Broker the number of shares of common stock equal to the Base Amount times the Settlement Ratio, which shall be determined as follows: (i) if the closing price per share of the Common Stock (the "Settlement Price") on January
12, 2007 (the "Settlement Date") is less than $112.7031 (the "Threshold Appreciation Price") but greater than $90.1625 (the "Downside Protection Threshold Price"), the Settlement Ratio will be equal to the Downside Protection Threshold Price divided by the Settlement Price, (ii) if the Settlement Price is equal to or greater than the Threshold Appreciation Price, the Settlement Ratio will be equal to a fraction, the numerator of which will be the sum of (A) the Downside Protection Threshold Price and
(B) the excess, if any, of the Settlement Price over the Threshold Appreciation Price, and the denominator of which will be the Settlement Price, and (iii) if the Settlement Price is equal to or less than the Downside Protection Threshold Price, the Settlement Ratio will be 1.


1939360.1